September 25, 2024

Michael D. Hagedorn
Senior Executive Vice President & Chief Financial Officer
Valley National Bancorp
One Penn Plaza
New York, NY 10119

       Re: Valley National Bancorp
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Quarterly Period Ended June 30, 2024
           File No. 001-11277
Dear Michael D. Hagedorn:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2024
Management's Discussion and Analysis, page 49

1. In prior filings, in earnings discussions and in press interviews, your management has indicated that you intend to de-emphasize certain types of commercial real estate (CRE)
       lending. In particular, in an April 25, 2024 earnings presentation and call your CEO indicated that your long-term plan was to reduce CRE loans to below 400% of risk-based capital by the end of 2025. In your earnings call for the period ended June 30, 2024, your
       CEO referenced your progress towards "previously laid out goals." Finally, we note that your progress in reducing your exposure to CRE has been the subject of both analyst and press coverage. However, your management's discussion in this quarterly report does not reference your plans to de-emphasize your exposure to CRE on a risk-weighted basis, nor the impact on your risks and capitalization, particularly from reducing exposure to specific types of CRE. Given the importance placed by management and others in your goals to reduce this exposure, and progress towards those goals, please provide additional discussion of your efforts in future filings, beginning with your next 10-Q.
 September 25, 2024
Page 2
Deposits and Other Borrowings, page 53

2. We note your disclosure that average time deposits balances increased $712.0 million primarily due to increased use of indirect customer (i.e., brokered) CDs as a funding source in the second quarter 2024. In future filings, please clearly quantify the amount of brokered deposits at each period end presented in your financial statements.
3. We note that the Company discloses a measure of cumulative beta on slide 9 in exhibit
       99.2 of the second quarter of 2024 earnings release on Form 8-K filed on July 25, 2024.
       To the extent that the Company and its management monitors and uses cumulative beta as part of managing its deposit costs, please revise your disclosures, in future quarterly and annual filings on Forms 10-Q or 10-K, to discuss and explain the measure and how it is used.
Liquidity and Cash Requirements, page 72

4. We note your disclosure on page 26 regarding various sales of loans, such as commercial real estate and construction loans, during the first quarter of 2024 and in April 2024 as well as the sale of your commercial premium finance lending business. We also note your subsequent event disclosure on page 52 regarding your issuance and preferred stock in
       August 2024. Please revise your liquidity and cash requirements disclosures, in future filings, to include more detailed discussion of these events and activities, and their impact on the Company's liquidity and cash position and how they relate to your risk management policies and balance sheet goals.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact
Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance